SG Blocks, Inc.
400 Madison Avenue, Suite 16C
New York, NY 10017

December 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Russell Mancuso, Joseph McCann, Geoffrey Kruczek

Re:	SG Blocks, Inc.
Form 8-K
Filed November 10, 2011, as amended November 14, 2011
File No. 000-22563

Ladies and Gentlemen:

The undersigned, SG Blocks, Inc. (the “Company”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SG BLOCKS, INC.

By:	/s/ Paul M. Galvin
Paul M. Galvin
Chief Executive Officer